Exhibit 99.1

Youlife Partners with Thingo Technology to Provide
AI-powered Workforce Solutions Across China

SHANGHAI, June 23, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it had signed a strategic partnership agreement (the “Agreement” ) with Anhui Thingo Intelligent Technology Co., Ltd (“Thingo Technology”), a leading general AI agent platform company in China. Pursuant to the agreement, the two companies will collaborate across three key domains:

AI Agent Business Development and Ecosystem Collaboration

The partnership aims to evolve from simple workflow automation to intelligent decision-support systems capable of serving enterprises at scale, with specific focus on:

●	Developing AI-powered solutions across office operations, finance, marketing, legal services, and human resources;

●	Joint exploration of AI agent-enabled outsourcing services, customized AI agent development, practical talent training, and operation of one-person company (“OPC”) entrepreneurial communities; and

●	Embedding Thingo Technology’s AI agent capabilities into blue-collar service scenarios ranging from invoice processing and supply-chain data verification to contract review and enterprise information research.

Joint Construction of AI-powered Recruitment Systems

Under this cooperation, Thingo Technology’s AI agent technologies will be integrated into Youlife’s recruitment infrastructure to enhance job matching efficiency and recruitment process automation. Specifically, the cooperation is intended to:

●	Jointly develop an end-to-end intelligent recruitment platform featuring AI-powered candidate sourcing and matching, RPA-driven recruitment automation, integration with mainstream recruitment platforms, and intelligent private-domain operations within the WeChat ecosystem; and

●	Establish an intelligent, automated, and closed-loop recruitment ecosystem via incorporation of Thingo Technology’s AI agent technologies into all stages of recruitment process including intelligent resume parsing, candidate-job matching, automated application workflows, and AI-driven community engagement.

Vocational Education Partnerships and AI industry Ecosystem Development

This cooperation is intended to support the development of a new generation of workers with the skills to understand, use, and collaborate with AI systems, with specific focus on:

●	Jointly identifying or helping establish AI industry colleges, AI-focused vocational training programs, socialized workforce training initiatives, AI-enabled OPC entrepreneurial communities, and comprehensive AI industry ecosystem projects; and

●	Introducing the above entities to the partnership’s products and services such as AI learning companions, AI teaching assistants, joint AI curriculum development, industry-integrated training programs, and AI entrepreneurship support ecosystems.

Management Commentary

“This partnership with Thingo Technology allows Youlife to integrate AI agent capabilities into our ecosystem, allowing us to evolve from a labor-intensive blue-collar services provider into a platform for human-AI collaboration,” said Wang Yunlei, founder and chairman of the board of directors of Youlife.

“As demand in China for both AI-enabled workforce solutions and digitally skilled workers continues to grow, this partnership allows Youlife to more efficiently address this demand.”

Mr. Wang added that, as AI technologies become further embedded across China’s vocational education, talent recruitment, and workforce management sectors, the partnership’s competitive advantages in these areas are likely to grow, creating substantial new revenue opportunities going forward.

“AI and robotics will not eliminate demand for blue-collar talent,” asserted Mr. Wang. “They will reshape this demand and unlock its far greater potential. This partnership is constructed to allow us to serve that expanded demand.”

Fu Lei , the chairman of Thingo Technology, added, “from vocational education and talent development to recruitment and workforce management, Youlife has established a comprehensive ecosystem serving the entire lifecycle of blue-collar talent. Their combination of market leadership, nationwide infrastructure, and full-chain service capabilities makes Youlife an ideal partner for innovative technology companies such as Thingo Technology. We look forward to exploring the human/AI workforce solution market together.”

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

About Thingo Technology

Founded in 2022, Thingo Technology is a high-tech enterprise specializing in advanced artificial intelligence research and commercialization. Headquartered in Hefei, China, Thingo Technology operates subsidiaries and offices in Wuhan, Zhengzhou, Changsha, and other major cities nationwide.

Thingo Technology’s flagship product, the Thingo Agent Platform, is one of China’s first independently developed general-purpose AI agent solutions created by a small-to-medium-sized enterprise. Built on large language models and integrating technologies such as  robotic process automation, natural language processing, optical character recognition and knowledge graphs, the platform supports advanced capabilities including long-form content generation, multimodal content creation, enterprise information retrieval, and intelligent legal assistance. Its applications span industries including construction, healthcare, finance, and education.

Thingo Technology also operates the Thingo Large Model Aggregation Platform, which integrates leading domestic and international foundation models as well as open-source models, providing scalable AI infrastructure for enterprise applications. Thingo Technology has further established a strong position in robotic process automation, serving more than 200 enterprise clients with over 1,500 deployment cases and achieving a customer repurchase rate exceeding 80%.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Company Contact

Sufang Fu

youlife.ir@youlanw.com

(86) 18280935910

Investor Relations Contact

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: +1 (646) 893-5835
Email: ir@skylineccg.com